Mail Stop 3561

February 12, 2010

Andrian Burenta
President and Chief Executive Officer
Nature's Call Brands Inc.
2625 Butterfield Rd.
Suite 138S
Oak Brook, IL 60523

> **Re: Nature's Call Brands Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 29, 2010**
> **File No. 333-163077**

Dear Mr. Burenta:

        We have reviewed your letter dated January 29, 2010 in response to our comment letter dated January 7, 2010 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Use of Proceeds, page 13

1.   The amount disclosed in the use of net proceeds table that will be used to satisfy outstanding liabilities if the maximum number of shares is sold does not agree with the amount disclosed in the note to the table or the balance sheet as of November 30, 2009. Please revise or advise.

Dilution of the Price per Share, page 14

2.   It appears that you have not accounted for the $9,917 of offering expenses in calculating the net tangible book value if the minimum and maximum number of shares is sold. Please revise the pro forma net tangible book values as well as all dilution amounts accordingly.

Notes to Financial Statements, page F-7

Note 1. Summary of Significant Accounting Policies, page F-7
Subsequent Events, page F-9

3.   Please correct the typographical error with respect to the year of completion of your subsequent events review and evaluation.

Note 6. Recent Accounting Pronouncements, page F-11

4.   It appears that you adopted SFAS 165 (FASB ASC 855) and SFAS 168 (FASB ASC 105). Please revise your disclosures to state that the adoption of the standards did not have a material impact on your financial statements.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Karen Batcher, Esq.
         Synergen Law Group